SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market

Mexico City, Mexico, April 30, 2015. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced that its shareholders approved, among other matters, (i) the payment of an ordinary cash dividend of MXP$0.26 (twenty six peso cents), to each of the shares of series “A”, “AA" and "L"; (ii) the payment of an extraordinary cash dividend of MXP$0.30 (thirty peso cents), to each of the shares of series “A”, “AA" and "L"; (iii) an increase by an amount of MXP$35,000,000,000.00 (thirty five billion pesos), in the available funds for its buyback program; and (iv) the appointment of the members that, effective as of today, will make up its Board of Directors, as set forth below:

Carlos Slim Helú
Carlos Slim Domit (Chairman)
Patrick Slim Domit (Vice-chairman)
Daniel Hajj Aboumrad
Arturo Elías Ayub
Oscar Von Hauske Solís
Juan Antonio Pérez Simón
Rafael Moisés Kalach Mizrahi
Louis C. Camilleri
Ernesto Vega Velasco
Luis Alejandro Soberón Kuri
Carlos Bremer Gutiérrez
Antonio Cosío Pando
Pablo Roberto González Guajardo
David Ibarra Muñoz
María José Pérez Simón Carrera (Alternate Director)

In addition, AMX informs that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Annual Report”), with the U.S. Securities and Exchange Commission (the “SEC”), and a translation into Spanish of the 2014 Annual Report (the “Informe Anual CNBV”)1, with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

The 2014 Annual Report can be accessed as of tomorrow by visiting either the SEC’s website at www.sec.govor AMX’s website at www.americamovil.com., while the Informe Anual CNBV is currently available visiting BMV’s website at www.bmv.com.mx, CNBV’s website at www.cnbv.gob.mx or AMX’s website at www.americamovil.com.

In addition, shareholders may receive a hard copy of AMX’s complete financial statements free of charge by requesting a copy within a reasonable period of time from the AMX’s Investor Relations Office.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1 Pursuant to Exhibit N of the Circular Única de Emisoras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 01, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact